Filed by Hawthorne Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the
Securities and Exchange Act of 1934, as amended

Subject Company: Hawthorne Financial Corporation
Commission File Number: 0-1100

This filing relates to a proposed merger between Commercial Capital Bancorp, Inc. and Hawthorne Financial Corporation pursuant to the terms of an Agreement and Plan of Merger, dated as of January 27, 2004.

The following is a copy of the materials that will be presented during an investor conference call and presentation held by Commercial Capital Bancorp and Hawthorne Financial Corporation on January 28, 2004 and will be posted on Hawthorne Financial Corporation’s web site (www.hawthornesavings.com) on January 28, 2004.

January 27, 2004

Forward Looking Statements
This presentation contains forward-looking statements regarding CCBI’s acquisition of Hawthorne. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) governmental approvals of the merger may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (2) the stockholders of CCBI and Hawthorne may fail to provide the required approvals to consummate the merger; (3) estimated cost savings from the acquisition cannot be fully realized within the expected time frame or to the extent estimated; (4) revenues following the acquisition are lower than expected; (5) competitive pressure among depository institutions increases significantly; (6) costs or difficulties related to the integration of the businesses of CCBI and Hawthorne are greater than expected; (7) changes in the interest rate environment reduce interest margins; (8) general economic conditions, either nationally or in the markets in which CCBI will be doing business, are less favorable than expected; (9) legislation or changes in regulatory requirements adversely affect the businesses in which CCBI is engaged; or (10) other factors or events occur which would result in a condition to the transaction not being met.

Strategically Compelling
CCBI

• Leading statewide lender

• High quality asset generator

• Fastest growing bank in CA, with very efficient deposit franchise(1)

• Fourth largest originator of multi-family loans in CA(2)

• Amongst the most efficient operations in the industry

• Strong and consistent culture of high performance with continuity of talent
Hawthorne

• Leading independent So. CA banking franchise

• Providing service for over 50 years

• Strong community-based retail deposit franchise

• Lending strengths include: – Single Family – Construction – Income Property
• Strong middle level and front line infrastructure
Franchise positioned for stronger growth
(1) 36 months ended 9/30/03 (www.fdic.com) (2) 12 months ended 9/30/03 (Dataquick Info. Sys.)

Southern California Deposit Franchise
CCBI Beverly Hills (opens Summer ’04)
Hawthorne’s South Bay Deposit Strength
as of June 30, 2003 (dollars in thousands) % of Institution Ranking Deposits Total Bank of America 1 $ 3,518,813 21.8% WAMU 2 2,451,676 15.2% Wells Fargo 3 1,561,296 9.7% Union Bank 4 1,258,488 7.8% Hawthorne Savings 5 986,421 6.1% Citigroup 6 789,538 4.9% World Savings Bank, FSB 7 572,904 3.5% California National Bank 8 359,750 2.2% First Federal Bank of CA 9 355,945 2.2% Bank of the West 10 339,643 2.1% All others * 3,961,521 24.5% Total $ 16,155,995 100.0%

Summary of the Proposed Transaction
Fixed Exchange Ratio:
Purchase price per HTHR share: Aggregate purchase price: Structure: Anticipated closing: Approvals: Termination fee: Due diligence: Ownership Composition: Board representatives: Management:
1.45 shares of CCBI for each share of HTHR(1) $37.92 (based on 1/27/04 closing price of CCBI)
$493 million, fully diluted 100% Stock – tax free exchange Middle of 2004 Regulatory and shareholders $18 million Completed CCBI 56% HTHR 44%
3 Board members of Hawthorne to join CCBI Board
CCBI Executive and management team remains intact
(1) Ratio unadjusted for recently announced four-for-three stock split of CCBI

Acquisition Benefits

• Immediately accretive to CCBI GAAP and cash EPS

• Immediately accretive to CCBI Book and Tangible Book Value per Share

• Hawthorne provides CCBI with
– $2.7 billion in assets – $1.7 billion in deposits
– 15 banking offices serving approximately 40,000 households – $161 million in Tangible Stockholders’ Equity – $31 million in Net Income for 2004 (Street estimate) – $34 million in Net Income for 2005 (Street estimate)

Transaction Multiples
Transaction Summary
($ in millions, except per share values)
Fixed Exchange Ratio 1.45x(1) Implied Price per Share $37.92 Implied Aggregate Deal Value 493 Premium to Hawthorne Market Price 25%
Implied Multiples to Hawthorne: Benchmarks
2004E EPS $2.43 15.6x 2005E EPS 2.68 14.1 Book Value per Share 15.80 2.40 Tangible Book Value per Share 13.75
2.76

(1) Ratio unadjusted for recently announced four-for-three stock split of CCBI.
Note: Market data as of 1/27/2004. EPS forecasts based on First Call. Book Value and Tangible Book Value for Hawthorne as of 12/31/2003. Based on CCBI’s share price of $26.15 and Hawthorne’s share price of $30.26 on 1/27/2004.

The New CCBI
($ in millions, except per share values) CCBI(1) HTHR(1) Combined(2)
Market Capitalization $587 $445 $1,032 Loans — Net 1,048 2,154 3,202 Securities 561 381 942 Total Assets 1,723 2,674 4,397 Deposits 646 1,723 2,368 Borrowings 963 748 1,711 Tangible Equity 89 161 250 2003 Net Income 20 29 49 2004E Net Income per Street(3) 34 31 65 2005E Net Income per Street(3) 52 34 86

(1) Market data as of 1/27/2004. Financial data as of 12/31/2003. HTHR market capitalization based on acquisition value of shares outstanding at 12/31/03.

(2) Excludes purchase accounting and other transaction adjustments including cost savings.

(3) Based on First Call mean estimates.

Strategically Compelling
More diversified loan portfolio with core multi-family driver - Reserve coverage remains very strong
Loan Portfolio CCBI(1) HTHR(1) Combined(2) ($ in millions) $ % $ % $ %
Loans
Single Family $3.2 0.3% $864.5 39.8% $867.7 26.9% Multi-Family 935.1 88.8% 764.1 35.1% 1,699.2 52.7% Commercial Real Estate 108.5 10.3% 315.0 14.5% 423.5 13.1% Construction and Development(3) — - 228.5 10.5% 228.5 7.1% Commercial, Consumer & Other 5.7 0.5% 2.0 0.1% 7.7 0.2% Total Loans $1,052.5 100.0% $2,174.1 100.0% $3,226.6 100.0%
Reserves (3.9) (33.5) (37.4) Other Adjustments (1.0) 13.5 12.5 Loans, Net $1,047.6 $2,154.1 $ 3,201.7 NPLs $ 0.1 $ 8.9 $ 9.0 Reserves / NPLs 30.6x 3.8x 4.2x Reserves / Loans 0.37% 1.54% 1.16%
(1) CCBI and HTHR financial data as of 12/31/2003. (2) Does not reflect potential purchase accounting adjustments. (3) Includes SFR construction, Multi-Family and Commercial Development and Land Loans.

Strategically Compelling
Funding Structure CCBI(1) HTHR(2) Combined(3) ($ in millions) $ % $ % $ %
Deposits
Noninterest-bearing Demand $13.1 2.0% $51.7 3.0% $64.8 2.7% Interest-bearing Demand, Savings, MMDA 375.0 58.1% 668.1 38.8% 1,043.1 44.1% Time Deposits 257.5 39.9% 1,002.8 58.2% 1,260.3 53.2% Total Deposits $645.6 100.0% $1,722.6 100.0% $2,368.2 100.0%
Borrowings
FHLB $822.5 85.4% $697.2 93.2% $1,519.7 88.8% Other Borrowings 88.3 9.2% — - 88.3 5.2% Trust Preferred 52.5 5.4% 51.0 6.8% 103.5 6.0% Total Borrowings $963.3 100.0% $748.2 100.0% $1,711.5 100.0%
Total Funding $1,608.9 $2,470.8 $4,079.7
Deposits / Funding 40% 70% 58%
(1) CCBI financial data as of 12/31/2003 (2) HTHR financial data as of 12/31/2003 (3) Does not reflect potential purchase accounting adjustments

Low Risk Transaction

• CCBI team has significant acquisition and integration experience

• Hawthorne team successfully integrated First Fidelity

• No expected branch consolidations

• CCBI to migrate to majority of HTHR systems

Pro Forma Impact – Key Assumptions

• CCBI earnings based on First Call estimates(1) –2004 GAAP EPS of $1.41 for CCBI –2005 GAAP EPS of $2.16 for CCBI

• Hawthorne earnings based on First Call estimates –2004 GAAP EPS of $2.43 for HTHR –2005 GAAP EPS of $2.68 for HTHR

• Upfront transaction charges of approximately $24 mm pre-tax

• Cost savings of 25% of HTHR’s forecasted operating expense, or approximately $11 mm pre-tax
– Phased in 25% in Q3 2004, 50% in Q4 2004 and 100% thereafter

• Core deposit intangible equivalent to 3.00% of Hawthorne’s core deposits
–Amortized straight-line over 10 years

• No revenue enhancements assumed

• Estimated mark-to-market results in net write downs of approximately $23 mm after tax
(1) Does not reflect four for three stock split announced 01/26/04 12

Pro Forma Balance Sheet

($ in millions)	CCBI[1]	HTHR[1]	Estimated Adjustments[3]	Combined
Cash and Investments	$ 606	$ 437	$ -	$ 1,043
Loans Held for Investment	1,048	2,154	-	3,202
Goodwill and Intangibles	13	24	329	366
Other Assets	56	59	19	134
Total Assets	$ 1,723	$ 2,674	$ 348	$ 4,745
Deposits	646	1,723	3	2,372
Borrowings	911	697	58	1,666
Trust Preferred	52	51	2	105
Other Liabilities	12	18	-	30
Total Liabilities	1,621	2,489	63	4,173
Common Equity	102	185	285	572
Total Liabilities and Capital	$ 1,723	$ 2,674	$ 348	$ 4,745
Primary Shares Outstanding[2]	22.47	11.73	5.76	39.96
Common Equity Per Share[2]	$ 4.54	$ 15.80		$ 14.33
Accretion				216%
Tangible Common Equity Per Share[2]	$ 3.96	$ 13.75		$ 5.18
Accretion				31%

(1) Financial data as of 12/31/2003.

(2) Does not reflect CCBI's four-for-three stock split announced 01/26/04.

(3) Management's estimate of purchasing accounting adjustments at time of closing.

This pro forma financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company ' s results of operations. This table is qualified in its entirety by, the financial statements, including the notes thereto, of CCBI and Hawthorne, which will be filed in connection with the Joint Proxy/Prospectus to be filed with this transaction. The pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

13

Pro Forma Income Statement
($in millions) 2004E 2005E
CCBI First Call Earnings Estimates $33.8 $51.9 Estimated Pro Forma After-Tax Impact: Hawthorne First Call Earnings Estimates $15.3 $33.6 Amortization of CDI(1) (0.6) (1.3) Estimated Purchase Accounting Adjustments(2) 2.9 4.4
Cost Savings 1.2 7.1 Acquired Earnings $ 18.8 $ 43.8
CCBI Pro Forma Earnings $ 52.6 $ 95.7 CCBI Pro Forma Cash Earnings 53.3 96.9
CCBI Stand Alone EPS $1.41 $2.16 Pro Forma EPS $1.57 $2.23 Accretion 11.6% 3.4% CCBI Stand Alone Cash EPS $1.41 $2.16 Pro Forma Cash EPS $1.59 $2.26 Cash Accretion 13.0% 4.8%
Note: Assumes First Call estimates for CCBI and HTHR. Fully diluted pro forma shares estimated at 33.4 mm for 2004, and 42.8 mm for 2005. (1) Based on $22 million core deposits intangible (3%) amortized over 10 years, straight-line method. (2) Reflects after-tax write down of $23 million, amortized commensurate with lives of related assets / liabilities.
This pro forma financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company ‘ s results of operations. This table is qualified in its entirety by, the financial statements, including the notes thereto, of CCBI and Hawthorne, which will be filed in connection with the Joint Proxy/Prospectus to be filed with this transaction. The pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

CCBI Stock Upside
Pro Forma Benchmarks
CCBI Pro Forma Selected Banking Companies(1)
Benchmark Multiple Low Median High Price to:
2004E EPS $1.57 16.6x 11.3x 14.6x 24.8x 2005E EPS 2.23 11.7x 11.2x 12.8x 20.6x Book Value 14.33 1.82x 1.64x 2.37x 4.57x Tangible Book Value 5.18 5.05x 1.75x 3.40x 6.98x
Long-Term Growth Rate 17%(3) 10% 14% 19% P / E / G Ratio (2) 69% 68% 110% 131%
(1) Includes selected depository institutions with significant portfolio of Multi-Family loans and/or Southern California institutions: CYN, DCOM, EWBC, FCBP, FED, FFIC, ICBC, NYB, PFB, QCBC, STSA, and UCBH. (2) Based on Pro Forma 2005 EPS multiple. (3) Assumes current consensus estimate remains unchanged.

Statewide Presence
9 Loan Offices
17 Banking Offices
(#18 in Beverly Hills scheduled to open in Summer 2004)
2 Banking & Loan Offices

Transaction Summary
Financially Attractive
One of the Few Statewide Franchises in California Stronger Foundation for Continued Growth Upside Potential

This presentation may be deemed to be solicitation material with respect to the proposed acquisition of Hawthorne and the issuance of shares of common stock by CCBI pursuant to the merger. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. The registration statement will contain a joint proxy statement/prospectus to be distributed to the respective shareholders of CCBI and Hawthorne in connection with their vote on the merger. SHAREHOLDERS OF CCBI AND OF HAWTHORNE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of CCBI and shareholders of Hawthorne. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by CCBI by contacting Investor Relations, Commercial Capital Bancorp, Inc., One Venture, 3rd Floor Irvine, CA 92618, telephone: 949-585-7500 or by visiting CCBI’s website at www.commercialcapital.com, or from Hawthorne by contacting Investor Relations, Hawthorne Financial Corporation, 2381 Rosecrans Avenue, El Segundo, CA 90245, telephone: 310-725-5631 or by visiting Hawthorne’s website at www.hawthornesavings.com.

CCBI, Hawthorne and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding CCBI’s directors and executive officers is available in CCBI’s proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 4, 2003, and information regarding Hawthorne’s directors and executive officers is available in Hawthorne’s proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 11, 2003. Additional information regarding the interests of such potential participants (including the addition of three Hawthorne Board of Directors’ members to the Board of Directors of CCBI following the merger) will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.